United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Madison Gas and Electric Company
(Exact name of registrant as specified in its charter)

Wisconsin	**39-0444025**
(State of incorporation or organization)	(IRS Employer Identification No.)
133 South Blair Street Madison, Wisconsin	**53703**
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [x]

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $1 Per Share
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

This registration statement relates to the registration of common stock, par value $1 per share, of Madison Gas and Electric Company, a Wisconsin corporation (the "Company"), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $1 per share, of which as of October 15, 2012, 17,347,894 shares were issued and outstanding. All of our issued and outstanding common stock is currently held by our parent corporation, MGE Energy, Inc., a Wisconsin corporation (MGE Energy).

The following summarizes certain provisions of our Restated Articles of Incorporation, the Wisconsin Business Corporation Law, and our Indenture of Mortgage and Deed of Trust, as those provisions relate to our common stock.

Voting Rights

Except as described below under "Limitation of Voting Rights of Substantial Shareholders," each share of our common stock entitles its holder to one vote in all elections of directors and any other matter submitted to a vote at a meeting of shareholders. Our common stock does not have cumulative voting rights.

All corporate action to be taken by our shareholders may be authorized by a majority of votes cast by holders entitled to vote at a duly authorized meeting, although the affirmative vote of the holders of two-thirds of our outstanding stock is necessary to amend our Restated Articles of Incorporation.

Limitation of Voting Rights of Substantial Shareholders

Article Eighth of our Restated Articles of Incorporation provides for limited voting rights by the record holders of our "voting stock" that is beneficially owned by a "Substantial Shareholder."

Under Article Eighth, a Substantial Shareholder (including the shareholders of record of its beneficially owned shares) is entitled to cast one vote per share (or another number of votes per share as may be specified in or pursuant to our Restated Articles of Incorporation) with respect to the shares of voting stock which would entitle the Substantial Shareholder to cast up to 10% of the total number of votes entitled to be cast in respect of all the outstanding shares of voting stock. With respect to shares of voting stock that would entitle the Substantial Shareholder to cast more than 10% of the total number of votes, however, the Substantial Shareholder is entitled to only one one-hundredth (1/100th) of the votes per share which it would otherwise be entitled to cast. In addition, in no event may a Substantial Shareholder exercise more than 15% of the total voting power of the holders of voting stock (after giving effect to the foregoing limitations).

If the shares of voting stock beneficially owned by a Substantial Shareholder are held of record by more than one person, the aggregate voting power of all holders of record, as limited by the provisions described above, will be allocated in proportion to the number of shares held. In addition, our Restated Articles of Incorporation provide that a majority of the voting power of all the outstanding shares of voting stock (after giving effect to the foregoing limitations on voting rights) constitutes a quorum at all meetings of shareholders.

For the purposes of Article Eighth:

"Voting stock" includes our common stock and, unless expressly exempted by our shareholders or our board of directors in connection with the authorization of a class or series of preferred or preference stock, any class or series of preferred or preference stock then outstanding entitling its holder to vote on any matter with respect to which a determination is being made pursuant to Article Eighth. Our Restated Articles of Incorporation do not presently authorize any class of stock other than common stock.

"Substantial Shareholder" includes any person or entity (other than us, any of our subsidiaries, our and our subsidiaries' employee benefit plans and the trustees thereof), or any group formed for the purpose of acquiring, holding, voting, or disposing of shares of voting stock, that is the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock. For purposes of our Restated Articles of Incorporation, a person is deemed to be a "beneficial owner" of any shares of voting stock which that person (or any of its affiliates or associates) beneficially owns, directly or indirectly, or has the right to acquire or to vote, or which are beneficially owned, directly or indirectly, by any other person with which that person (or any of its affiliates or associates) has an agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock.

The following is an example of how the votes available to a Substantial Shareholder would be limited by Article Eighth. The example assumes we have a Substantial Shareholder who holds 600 of 1,000 outstanding shares of voting stock. In the absence of the provision, the Substantial Shareholder would be entitled to cast 600 out of 1,000 votes, or 60% – i.e., one vote for each share held. Under the provision, the Substantial Shareholder would be limited to 70 out of 470 votes, or just under 15%. The provision restricts the votes available to the Substantial Shareholder in two ways – it limits the votes available for shares representing more than 10% of the outstanding voting stock and further limits the vote so calculated to no more than 15% of the total voting power of the holders of voting stock. Under the first limit, the Substantial Shareholder would have 105 votes – one vote for each share up to 10% of the outstanding voting stock (100 shares representing 100 votes) and one-one hundredth vote for each additional share (500 shares representing 5 votes). The second limit would further restrict the votes available since, prior to any further adjustment, the Substantial Shareholder would be entitled to cast 21% of the total voting power – i.e., 105 votes out of a total of 505 votes then entitled to be cast (that is, 105 votes by the Substantial Shareholder and 400 votes by all other shareholders). The second limit reduces those votes until the percentage does not exceed 15% – i.e., 70 votes out of a total of 470 entitled to be cast by all shareholders (that is, 70 votes by the Substantial Shareholder and 400 votes by all other shareholders).

Accordingly, beneficial owners of more than 10% of the outstanding shares of our voting stock will be unable to exercise voting rights proportionate to their equity interests.

Subject to specified exceptions, Section 180.1150 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin control share statute, limits the voting power of shares of a Wisconsin corporation held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors to 10% of the full voting power of those excess shares. In other words, a person holding 500 shares of a corporation subject to Section 180.1150 of the Wisconsin Business Corporation Law with 1,000 shares outstanding would be limited to 230 votes (that is, 200 votes (20% of the total voting power) plus 30 votes (10% of the excess 300 shares)) on any matter subjected to a shareholder vote. Full voting power may be restored if a majority of the voting power shares represented at a meeting are voted in favor of a restoration of full voting power. This provision may deter any shareholder from acquiring in excess of 20% of our outstanding voting stock.

The Wisconsin Holding Company Act provides that no person may take, hold or acquire, directly or indirectly, more than 5% of the outstanding voting securities of a public utility company, such as our company, unless the Public Service Commission of Wisconsin (PSCW) determines that such action would not materially harm the interests of utility consumers or investors.

Dividend Rights

Holders of our common stock are entitled to receive dividends on their shares when, as and if declared by our board of directors out of funds legally available for distribution.

Our dividend payments are subject to restrictions arising under a PSCW rate order and, to a lesser degree, our first mortgage bonds. The PSCW order limits the amount of dividends that we may pay when our common equity ratio, calculated in the manner used in the rate proceeding, is less than 55%. Under those circumstances, we may not pay dividends in excess of $39.8 million plus dividends on shares issued by MGE Energy in excess of the number of its issued shares used in the rate proceeding forecast if the proceeds are invested in us. Our thirteen month rolling average common equity ratio at December 31, 2011, is estimated to have been 57.3% as determined under the calculation used in the rate proceeding. The rate proceeding calculation includes as indebtedness imputed amounts for our outstanding purchase power capacity payments and other PSCW adjustments, but excludes the indebtedness associated with MGE Power West Campus LLC and MGE Power Elm Road LLC, which are consolidated into our financial statements in accordance with FIN No. 46-R.

In addition, we have covenanted with the holders of our first mortgage bonds not to declare or pay any dividend or make any other distribution on or purchase any shares of our common stock unless, after giving effect thereto, the aggregate amount of all such dividends and distributions and all amounts applied to such purchases, after December 31, 1945, shall not exceed the earned surplus (retained earnings) accumulated subsequent to December 31, 1945. As of December 31, 2011, approximately $260.2 million was available for the payment of dividends under this covenant. As of December 31, 2011, there was one series of first mortgage bonds outstanding under the first mortgage bond indenture, representing indebtedness in the amount of $1.2 million. We refer you to our Indenture of Mortgage and Deed of Trust dated as of January 1, 1946 with U.S. Bank, N.A. (successor to First Wisconsin Trust Company), as trustee, for the complete text of these provisions.

Liquidation Rights

In the event we liquidate or dissolve, holders of our then outstanding common stock are entitled to receive ratably all of our assets remaining after all of our liabilities have been paid.

Preemptive and Subscription Rights

Holders of our common stock, solely by virtue of their holdings, do not have any preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

Liability to Further Calls or to Assessment

All of our outstanding shares of common stock have been fully paid and are nonassessable.

Miscellaneous

We reserve the right to increase, decrease, or reclassify our authorized capital stock and to amend or repeal any provisions in our Restated Articles of Incorporation or in any amendment thereto in the manner now or hereafter prescribed by law, subject to the limitations in our Restated Articles of Incorporation. All rights conferred on the holders of our common stock in our Restated Articles of Incorporation or any amendment thereto are subject to this reservation. Our common stock does not have any conversion rights.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Restated Articles of Incorporation of Madison Gas and Electric Company (incorporated by reference to Exhibit 3.1 to Madison Gas and Electric Company's Form 8-K dated October 25, 2012, File No. 000-1125).
3.2	Amended By-laws of Madison Gas and Electric Company as in effect at August 16, 2002 (incorporated by reference to Exhibit 3.4 to Madison Gas and Electric Company's Form 10-K for the year ended December 31, 2002, File No. 000-1125).
4.1	Indenture of Mortgage and Deed of Trust between Madison Gas and Electric Company and U.S. Bank N.A. (successor to First Wisconsin Trust Company), as Trustee, dated as of January 1, 1946 (incorporated by reference to Exhibit 7-D to Registration Statement, Registration No. 2-6059).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Madison Gas and Electric Company
(Registrant)

Date: October 25, 2012   /s/ Jeffrey C. Newman
                                                Jeffrey C. Newman
                                                Vice President, Chief Financial Officer,
                                                  Secretary and Treasurer

Madison Gas and Electric Company

Exhibit Index to Form 8-A
Dated October 25, 2012

Exhibit No.	Description
3.1	Restated Articles of Incorporation of Madison Gas and Electric Company (incorporated by reference to Exhibit 3.1 to Madison Gas and Electric Company's Form 8-K dated October 25, 2012, File No. 000-1125).
3.2	Amended By-laws of Madison Gas and Electric Company as in effect at August 16, 2002 (incorporated by reference to Exhibit 3.4 to Madison Gas and Electric Company's Form 10-K for the year ended December 31, 2002, File No. 000-1125).
4.1	Indenture of Mortgage and Deed of Trust between Madison Gas and Electric Company and U.S. Bank N.A. (successor to First Wisconsin Trust Company), as Trustee, dated as of January 1, 1946 (incorporated by reference to Exhibit 7-D to Registration Statement, Registration No. 2-6059).